SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

E-centives, Inc. ----------------------------------------- (Name of Issuer)
Common Stock, US $0.01 par value per share ----------------------------------------------------------------------------- (Title of Each Class of Securities)
26830H103 ------------------------------------------- (CUSIP Number for Common Stock)
March 31, 2005 -------------------------------------- (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 26830H103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Friedli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
(a) ☐
(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES		7.	SOLE VOTING POWER 13,747,338
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 45,082,383
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 13,747,338

		10.	SHARED DISPOSITIVE POWER 45,082,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,829,721

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.3%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 26830H103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Venturetec, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
(a) ☐
(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 18,032,253[2]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 18,032,253[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,032,253

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.6%

14.	TYPE OF REPORTING PERSON CO

2. Peter Friedli, who is a reporting person under this Schedule 13D, shares voting and investment power with Venturetec, Inc. ("Venturetec") as the President of Venturetec. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of Common Stock, the Series B Convertible preferred stock, the Series C preferred stock and the warrants reported herein by Venturetec.

CUSIP No. 26830H103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pine, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
(a) ☐
(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belize City, Belize

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 428,000[3]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 428,000[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%

14.	TYPE OF REPORTING PERSON CO

3. Peter Friedli shares voting and investment power with Pine, Inc. ("Pine") as the investment advisor to Pine. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of Common Stock and shares of Series B Convertible preferred stock reported herein by Pine.

CUSIP No. 26830H103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) InVenture, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
(a) ☐
(b) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belize City, Belize

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 25,898,477[4]
PERSON WITH
		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 25,898,477[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,898,477

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.2%

14.	TYPE OF REPORTING PERSON CO

4. Peter Friedli shares voting and investment power with InVenture, Inc. ("InVenture") as the President of InVenture. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of Common Stock and Series C preferred stock reported herein by InVenture.

CUSIP No. 26830H103

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to that certain Schedule 13D filed on February 6, 2003 (the “Schedule 13D”), in connection with the ownership of shares of common stock, $0.01 par value per share (the “Common Stock”), of E-centives, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6901 Rockledge Drive, 6th Floor, Bethesda, Maryland, U.S.A.  Peter Friedi, Venturetec, Pine and InVenture are collectively referred to hereinafter as the “Reporting Persons.”

This Amendment is being filed solely for the purpose of reporting shares of Series C preferred stock (the “Series C Stock”) acquired by Peter Friedli, Venturetec and InVenture.

Item 2. Identity and Background

1.	(a)	Peter Friedli;
	(b)	Mr. Friedli's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
(c)

Mr. Friedli co-founded the Issuer's business in August 1996 and was elected to the Issuer's Board of Directors in October 1996. Mr. Friedli is the principal of Friedli Corporate Finance, Inc., a venture capital firm. He is also the President of each of Venturetec and InVenture, and the Investment Manager of Pine;

	(d)	During the last five years, Mr. Friedli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)

During the last five years, Mr. Friedli has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws; and

	(f)	Mr. Friedli is a citizen of Switzerland.
2.	(a)	Venturetec;
	(b)	Venturetec's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	Venturetec's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, Venturetec has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

3.	(a)	Pine;
	(b)	Pine's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;

	(c)	Pine's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, Pine has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

4.	(a)	InVenture;
	(b)	InVenture's business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	InVenture's principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d) and (e)—During the last five years, InVenture has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

(a)

Source of Funds:

Not applicable. Please see Item 4 below.

(b)

Amount of Funds:

Not applicable. Please see Item 4 below.

Item 4. Purpose of Transaction

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

This Amendment No. 2 to Schedule 13D is being filed as a result of the Issuer issuing 2,739,989 shares of Series C Stock to the Reporting Persons as consideration for $500,000 in financing and as consideration for the exchange of convertible promissory notes held by three of the Reporting Persons.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of Common Stock and the Issuer's derivative securities (including all warrants, options, shares of Series B preferred stock (the “Series B Stock”) and the shares of Series C preferred stock reported in this Amendment No. 2 are hereinafter referred to as the "Securities") to which this Amendment No. 2 to Schedule 13D relates is 58,829,721 Securities, representing 57.3% of the shares of the Issuer. The total number of shares of the Issuer is arrived at by adding the number of shares outstanding at March 31, 2005 to the number of shares that would be received by the Reporting Persons if they were to convert all of the Issuer's Securities held by them into Common Stock of the Issuer. None of the Reporting Persons has converted any shares of Series B Stock or Series C Stock to Common Stock (one (1) share of Series B Stock is convertible into eight (8) shares of Common Stock and one (1) share of Series C Stock is convertible into ten (10) shares of Common Stock), but have included such Series B Stock and Series C Stock to the share calculations as if such Series B Stock and Series C Stock had been converted pursuant to Rule 13d-3(d) of the Exchange Act. The Reporting Persons beneficially own the Securities as follows:

(b)

(i)

Mr. Friedli beneficially owns 58,829,721 shares, which include: 90,000 shares issuable upon exercise of vested stock options, 5,487,730 shares issuable upon conversions of Series C preferred stock and 770,000 shares issuable upon exercise of warrants, as well as shares of common stock and common stock underlying warrants and preferred stock held by entities over which Mr. Friedli has control, as follows: InVenture, Inc.—25,898,477 shares , including 13,915,140 shares issuable upon conversion of the Series C Stock; Joyce, Ltd.—235,000 shares of common stock; Pine Inc.—428,000 shares including 36,000 shares issuable upon conversions of Series B preferred stock and 137,000 shares issuable upon exercise of warrants; Savetech, Inc.—165,383 shares of common stock; Spring Technology Corp.—177,520 shares of common stock; USVentech— 145,750 shares of common stock; and Venturetec, Inc.—18,032,253 shares of common stock, including 1,000,000 issuable on exercise of warrants, 1,922,520 shares issuable upon conversions of Series B preferred stock and 7,996,990 issuable upon conversion of the Series C Stock. Mr. Friedli has sole voting and investment power with respect to 13,747,383 shares and shared voting and investment power with respect to 45,082,383 shares.

(ii)

Venturetec beneficially owns 18,032,253 shares, which includes 1,000,000 shares issuable upon exercise of warrants, 1,922,520 shares issuable upon conversions of Series B preferred stock and 7,996,990 shares issuable upon conversion of the Series C Stock. Venturetec has shared voting and investment power with respect to 18,032,253 shares.

(iii)

Pine beneficially owns 428,000 shares, which includes 36,000 shares issuable upon conversions of Series B preferred stock and 137,000 shares issuable upon exercise of warrants. Pine has shared voting and investment power with respect to 428,000 shares.

(iv)

InVenture beneficially owns 25,898,477 shares, which include 13,915,140 shares issuable upon conversion of the Series C Stock. InVenture has shared voting and investment power with respect to 25,898,477 shares.

(c) None.
(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Friedli is the President of Venturetec and InVenture. Mr. Friedli is a director of the Issuer and serves as the investment advisor to Pine, Joyce, Ltd., Savetech, Inc., Spring Technology Corp. and USVentech, Inc. In his position as President or investment advisor or through the relationships that Mr. Friedli has with certain of the Issuer's shareholders, he has shared voting and investment power with respect to the Securities held by these entities.

Item 7. Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 4, 2005
PETER FRIEDLI /s/ Peter Friedli
VENTURETEC, INC.
By:	/s/ Peter Friedli
Peter Friedli, President
PINE, INC.
By:	/s/ Peter Friedli
Peter Friedli, Investment Advisor
INVENTURE, INC.
By:	/s/ Peter Friedli
Peter Friedli, President

SCHEDULE I

The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland and each such person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

VENTURETEC, INC.
Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Executive Officer
PINE, INC.
Directors and Executive Officers:
1. Peter Friedli, Investment Manager
INVENTURE, INC.
Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Executive Officer